UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                          AMENDMENT NO 1 TO FORM 10 - SB


               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS Under Section 12(b) or
                 (g) of the Securities Exchange Act of 1934

                             Stock Watch Man, Inc.
              ----------------------------------------------
              (Name of Small Business Issuer in its charter)


               Nevada                             88-0433815
   -------------------------------   ---------------------------------
   (State or other jurisdiction of   (I.R.S. Employer Identification )
   incorporation or organization)     Number)


      1016 Howard Avenue, Las Vegas, Nevada              89104
   ----------------------------------------------    -------------
    (Address of principal executive offices)          (zip code)


                             (702) 737-0963
       ---------------------------------------------------------
                       Issuer's Telephone Number

Securities to be registered under section 12(b) of the Act:


     Title of Each Class            Name on each exchange on which
     to be registered               each class is to be registered

   --------------------------      --------------------------------

   --------------------------      --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 15,000,000 shares authorized, 2,127,500 issued and outstanding as of September 30, 2000. Preferred Stock, $0.001 par value per share, 10,000,000 shares authorized and none issued nor outstanding as of September 30, 2000.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Stock Watch Man, Inc., a new e-Commerce company ("StockWatchMan.com,") or the ("Company") or the ("Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history;
(ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 21
Item 3.  Description of Property.................................. 22
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 22
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 24
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 25
Item 7.  Certain Relationships and Related Transactions........... 25

Part II  ......................................................... 26

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 26
Item 2.  Legal Proceedings........................................ 27
Item 3.  Recent Sales of Unregistered Securities.................. 27
Item 4.  Description of Securities................................ 27
Item 5.  Indemnification of Directors and Officers................ 28

Part F/S ......................................................... 29

Item 1.  Financial Statements..................................... 29
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  29

Part III ........................................................  31

Item 1.  Index to Exhibits.......................................  31
Item 2.  Description of Exhibits.................................  31

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "Stock Watch Man, Inc." refer to Stock Watch Man, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

                                  Part I


Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

Stock Watch Man, Inc., a new Internet e-Commerce company, hereinafter referred to as ("StockWatchMan.com") or the ("Company") or the ("Registrant"), was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on February 27, 1997.

Stock Watch Man, Inc. is a developmental stage company with a primary business strategy to develop a WEB site (www.stockwatchman.com), market its WEB site through the Internet search engines, develop interactive links to its Web Site, e.g., Chat rooms, stock quotes, charts, news, research, links to SEC, NASDAQ, and other financial resources.

The Company was formed on February 27, 1997. On March 1, 1997, founding shareholders purchased 1,000,000 shares of the Company's authorized but unissued treasury stock for cash and services. (A more complete explanation of these transactions can be found on Question 7(b). In
July of 1997, the Company put up a simple website after approximately eight months of relatively little activity, lack of financing and time restraints the Company's president became involved in other things. The company was inactive until August 1999. In August, 1999, the Company decided it needed additional funding to proceed as a going concern. On August 2, 1999 the company sold 400,000 shares of common stock to the Company's president for $2,000. The Company decided to proceed with a 504 public offering in the State of Nevada. The Company applied for and received a State Permit from the Securities Division of the Nevada Secretary of State (See "Exhibit 99.1"). On March 31, 2000, the Company completed its Regulation D, Rule 504 offering and issued 527,500 shares of its $.001 par value common stock at $.08 per share for total cash of $42,200. On September 27, 2000, the Company issued 200,000 shares of its $.001 par value common stock for consulting services valued at $200.

B. Business of Issuer

1)  Principal Products, Services and Principal Markets.

The Company hired the services of an Internet Web Site Developer. It is the goal of the Company to offer an all inclusive financial resource Web site. The Company foresees this Web site as an all-in-one focal point for financial information. For example, for a nominal monthly fee, users of this Web Site, would have access to real-time stock quotes, and have access to financial resource information.

The Company has a web site at: "http:\\www.stockwatchman.com." The site was primarily dormant until approximately June, 2000. The Company also has utilized email to send out information to subscribers. It has been some time since any activity has taken place with the subscriber list. It is the company's intention to promote this informational e-mail service and develop this from a free service to a fee service.

The Company's goal is to become an informative, comprehensive and user friendly Internet-based financial site. The Company plans to market its WEB site through search engines (e.g., Yahoo, Infoseek, Lycos, etc.) banner ads, etc. in order to increase traffic across the Company's web site. The Company hopes it will be able to market its financial products to consumers. As stated earlier, the Company foresees this Web site as an all-in-one focal point for financial information and services. If the website can become popular, i.e., increased viewer traffic, management may consider offering special services for a nominal monthly fee. The users of this Web Site, would have access to real-time stock quotes, financial information concerning companies listed on all the major stock exchanges, and access to Chat rooms so that they can discuss similar issues or concerns regarding a certain financial topic. Once Company develops traffic to its WEB site, it plans to sell banner ads.

LIMITED OPERATING HISTORY. The Company was organized February 27, 1997. Activities to date have been limited primarily to organization, initial capitalization, finding an appropriate web hosting facility in Las Vegas, Nevada, setting up a Web site and commencing with initial operations. The Company has had limited operations as of this date
The Company has developed a Business Plan and started taking the necessary steps to become an Internet supplier of financial information.

The Company, however, has limited operating history and must be considered to be a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these obstacles, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will be operating.

(b) ANTICIPATED LOSSES FOR THE FORESEEABLE FUTURE   The Company has
prepared audited financial statements as of September 30, 2000, reporting that the Company is in its developmental stages. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. Accordingly, management believes the Company's continued existence, future expansion, and ultimate profitability is fully dependent upon raising sufficient proceeds from this offering. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its business plan.

(c) NEED FOR ADDITIONAL CAPITAL As of September 30, 2000 the Company had working capital of $13,196. The Company may need additional capital in order to step up a WEB site, market its WEB site, develop links to its Web Site, e.g., financial Chat rooms, real time stock quotes, and other links to financial resources.

If the company is successful, the need for additional funds will be derived somewhat from internal revenues and earnings, however, the vast majority may be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

The Company fully anticipates that the proceeds from the sale of all the Common Shares sold in the offering will be sufficient to provide for the Company's capital need for the next twelve months. If the capital needs are greater than expected, the Company will be required to seek other sources of financing. No guarantees can be given that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. The above outlined capital problems which could significantly affect the value of any Common Shares that are sold to the public and could result in the loss of an investor's entire investment.

(d) Dependence on Continued Growth and Viability of the Internet

The Company's future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales, e-Commerce service fees for Stock Watch Man, Inc., the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace.
Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, ordue to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

The Internet may not be commercially viable in the long term for a Number Of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Stock Watch Man, Inc. in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(e) Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Stock Watch Man service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

(f) Competition:. The market for providing financial services and information to consumers over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company will potentially compete with a number of other companies marketing their financial products/services over the Internet. This would not preclude other companies from taking the same approach to market similar products and services in the same manner, if this did happen, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company believes that the principal competitive factors in its market are pertinent and reliable financial data, which is easily accessible, customer service, interactive Internet technology, WEB site convenience, price, quality of search tools and system reliability.
Some of the Company's potential competitors offer online trading services which may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the Stockwatchman.com WEB site. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

(g) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside
the Company's control. See "--Limited Operating History."   As a
strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

In particular, in order to accelerate the promotion of www.StockWatchMan.com., the Company intends to heavily market it Web site. The Company believes that it may experience seasonality in its business, with use of the Internet and StockWatchMan.com being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy is to generate additional revenues through e-Commerce arrangements including for other companies to advertise on the company's Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

(h) Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of StockWatchMan.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in Internet access by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(i) Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(j) Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Stock Watch Man, Inc. plans to accept credit cards for purchases of its products. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the

Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

(k) Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(l) Risks Associated With International Operations

A component of the Company's strategy is to offer its products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2)  Distribution Methods of the Products and Services

The Company will be significantly dependent on a number of third-party relationships to supply data and information to Stock Watch Man, Inc. The Company is generally dependent on other Web site operators that provide links, data and Web site content to StockWatchMan.com.

The Company has been working with Web site operators that provide links, data and Web site content to StockWatchMan.com. These Web site operators, and or any future Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

There can be no assurance that the Company will continue to develop relationships with third parties that supply the Company with links to their Web site. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, at this time, the Company has not entered into any agreements with any suppliers to ship and provide products.

3) Status of Any Announced New Product or Service

The Company does not have any announced new product or service.

4) Industry Background

Global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

Industry estimates that spending on Internet advertising in the United States will grow from $940 million in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. These outages and delays could adversely affect the level of Web usage and also the level of traffic for Stock Watch Man, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

(a) e-Commerce and Direct Marketing.

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information.

The Company's business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

5)  Raw Materials and Suppliers

The Company is an Internet e-Commerce business, and thus does not use any raw materials or have any principal suppliers of raw materials.

6) Customers

The Company believes that establishing and maintaining brand identity is a critical aspect of its efforts to attract new customers, Internet traffic and advertising and commerce relationships. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising its Web site through the various search engines, through other Web sites, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users attracted to Stock Watch Man will conduct transactions over StockWatchMan.com on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company regards substantial elements of its future Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

8)  Regulation

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.

9)  Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as foreign corporation in particular state or foreign country.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

10) Research and Development Activities

The Company, among other things, plans to develop and market its Web site, enhance its services, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify financial services and perhaps ultimately products that achieve market acceptance by its users and e-Commerce customers. There can be no assurance that any Internet company, including StockWatchMan.com, will achieve market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for Internet products is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

12) Employees

The bulk of the Company's work at this developmental stage is being performed by the President of the company, who is working on developing the web site to provide research information and Chat rooms through the Internet. He is utilizing the services of outside consultants to help with technical issues and development. Therefore, the Company expects actual staffing needs to be minimal.

The Company currently has two (2) employees. One (1) President and Chief Executive Officer (Steve Yeich); and one (1) Vice President, Tracy Yeich.
In order to implement the aggressive business plan of the Company, management recognizes that some additional staff may be required.

Until the Company can generate a profit on a regular basis, the Company does not plan to pay its Officers.

There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial
personnel in the future.   The inability to attract and retain the
technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

13) Year 2000 Implications

The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transaction The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

14) The Industry & Potential Effect on the Company's Plan of Operations The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites. As a result, the Internet has become a compelling means to advertise and market products and services. With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

These community sites offer a single location where users can build their personal Web sites and place them among the sites of others having similar interests. In addition, community sites generally offer services including access to e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of its users, communities seek to establish a close relationship with their audience. As a result, the Company believes that users tend to be loyal to and spend more time online at community sites. The Company hopes to advertise their products at these community sites.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings; and, there can be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.

15) Present Licensing Status

None -- Not Applicable.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

                                 Item 2

Item 2.  Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

Since its inception on February 27, 1997 through September 30, 2000, the Company incurred a net loss of $29,159 from operations. It has yet to receive any revenues from operations.

(A) The Company is not having any current cash flow problems.
(B) The Company needs to pay for professional fees for securities registration and financial audits.
(C) The Company's management believes its cash requirements would be adequate to begin its operations, develop and market a web site, and become an Internet financial information company.

As of September 30, 2000, the Company had working capital of $13,196. The Company anticipates that they have enough capital to implement the Company's initial plans over the next twelve (12) months. The Company recognizes to remain a going concern, it will need to raise additional capital through a Regulation D, 505 or 506 offering, or the Company will be required to seek other sources of financing. No guarantee can be given that the Company will be able to obtain other financing will that it will be available, if required, or if available, will be available on terms and conditions satisfactory to management. The Company has prepared audited financial statements as of September 30, 2000, reporting that the Company is in the development stage and its ability to establish itself as a growing concern is dependent upon the Company obtaining sufficient financing to continue its development activities and, ultimately, to achieve profitable operations. There is no guarantee that any financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

Stock Watch Man, Inc. is a developmental stage company. It does not anticipate any revenues until it can find clients and/or advertisers to promote and market their products through the Company's Web site
(www.StockWatchMan.com).

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find products and service providers who will permit financial products to be sold over the Internet, and to find customers for these products and services. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the Internet marketplace. The Company does not plan to develop products internally, but find suppliers who would be willing to sell, market or license their products through the Company. This can help avoid the time and expense involved in developing actual products.

4) The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. The computer equipment to be utilized is equipment owned by the Officers of the Company.

B.  Segment Data

As of September 30, 2000, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The Company has a primary contact office in Nevada. The Nevada address is: 1016 Howard Avenue, Las Vegas, Nevada 89104. The Company office facilities at this address is provided by one of the Officers of the Company at not cost to the Company.

Item 4.  Security Ownership of Management and Certain Security Holders

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                                      No. of
                                             Date     Shares       %of
Name(1)            Type         Title      Acquired  Now Held     Total
-------------------------------------------------------------------------
Steve Yeich(2)     Common      President   03/01/97   600,000     28.2%
Steve Yeich(2)     Common      President   08/02/99   400,000     18.8%
Tracy Yeich        Common      Secretary   03/01/97   100,000      4.7%
Doug Davidson      Common      Consultant  09/27/00   200,000      9.4%
------------------------------------------------------------------------
All Executive Officers and
    Directors as a Group (2 persons)                1,100,000     51.7%


(1) Stock Watch man, Inc., 1016 Howard Avenue, Las Vegas, Nevada.

(2) Mr. Yeich received 600,000 shares for services at a value of $0.001 and purchased 400,000 at a price of $0.005 per share.

Steven and Tracy Yeich are husband and wife.

B.  Persons Sharing Ownership of Control of Shares

No persons other than Steven Yeich, President/CEO and Tracy Yeich, Corporate Secretary, Doug Davidson, Consultant, own shares or the power to vote five percent (5%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executives, Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
--------                    ------           ----------
Steve Yeich                  46               President, CEO
                                              Director,
                                              & Chairman of the Board

Tracy Yeich                  45               Vice-President



B.  Work Experience

The company is led by Steve Yeich, President and CEO of Stock Watch Man, Inc., Inc. 46 years old, he is a 1975 graduate of West Chester State University with a degree in Education He founded the company and has acted as management since inception. He has worked with several companies in the area of investor relations and as sales agent in several initial public offerings. He has worked in the entertainment industry off and on since 1982. He has been a freelance writer for 15 years. His credits are varied and include writing jokes for various comedians, most notably Joan Rivers and Jay Leno. He has also freelanced for numerous advertising agencies in the writing of radio and TV commercials, infomercials, industrial and in house videos. Additionally, he has written several TV scripts and sold an option on a motion picture as well as the writing of varied articles for newspapers and magazines. Recently he has written, produced, directed a how to video. Mr. Yeich is involved in several ventures including; the President and Director of Big Day Productions, a company that produced and distributes a video on getting married in Las Vegas.

Tracy Yeich is 45 years old. She graduated from UNLV in 1976 where she achieved "High Distinction" with a degree in Political Science. In 1976 she also attended George Washington University while serving in a congressional internship under then Senator Paul Laxalt. From 1977 to 1994 she worked in the restaurant business, including management of an upscale Las Vegas restaurant. From 1994 until present she has been the executive director of a successful, non-profit, private school.

Item 6.  Remuneration of Directors and Executive Officers

(1)  Compensation of Executive Officers

Until the Company can generate a profit on a regular basis, the Company does not plan to pay its Officers.

(2)  Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from March 1, 1999 to April 12, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its CEO, Steve Yeich

Item 7. Interest of Management and Others in Certain Transactions

By Board Resolution, the Company hired the professional services of G. Brad Beckstead, Certified Public Accountant, to perform audited financials for the Company. Mr. Beckstead owns no stock in the Company. The company has no formal contracts its CPA, who is paid on a fee-for-service basis.

                                Part II

Item 1. Market price of and Dividends on the Registrant's Common Equity and Other Stockholder matters

A.  Market Information

All holders of outstanding Common Shares are equal to each other with respect to voting and dividend rights and are equal to each other with respect to liquidation rights. Special meetings of the stockholders may be called by the officers, directors or upon the request of a majority of the stockholders. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the stockholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares, when offered and sold will be duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing stockholders may be diluted.

The Company has applied for listing of its Common stock on the National Quotation Bureau's "Pink Sheets." At the time of this filing, the Company is still in the review process with the NASD.

The Company has not paid any cash dividends on the Common Shares to date, and there are no plans for paying cash dividends on the Common Shares in the near future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

The Company was formed on February 27, 1997. On March 1, 1997, founding shareholders purchased 1,000,000 shares of the Company's authorized but unissued treasury stock for cash and services. The Company re-initiated operations during September of 1999. In August, 1999 the company sold 400,000 shares of common stock to the Company's president for $2,000.

On March 31, 2000, the Company completed its Rule 504 offering and issued 527,500 shares of its $.001 par value common stock at $.08 per share for total cash of $42,200. On September 27,2000, the Company issued 200,000 shares of its $.001 par value common stock for consulting services valued at $200. There have been no other issuances of common or preferred stock. These are the Company's only significant capitalization events to date.


(i) On September 30, 2000, the Company had 1,300,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future.

B. Holders

All holders of outstanding Common Shares are equal to each other with respect to voting and dividend rights and are equal to each other with respect to liquidation rights. Special meetings of the stockholders may be called by the officers, directors or upon the request of a majority of the stockholders. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the stockholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares, when offered and sold will be duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing stockholders may be diluted.

C.  Dividend Policy

The Company has not paid any cash dividends on the Common Stock to date, and there are no plans for paying cash dividends on the Common Stock in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is: Standard Transfer & Trust Company, Inc., 9030 W. Sahara, #529,
Las Vegas, NV  89117, (702) 869-5757.

Item 2.   Legal Proceedings

The Company does not have any legal liabilities, past or present that could cause harm to the Company and its shareholders in the future of which management is aware.

Item 3.  Recent sale of Unregistered Securities

On March 1, 1997, founding shareholders purchased 1,000,000 shares of the Company's authorized but unissued treasury stock for cash and services.

On August 2, 1999 the company sold 400,000 shares of common stock to the Company's president for $2,000.

The Company was issued a permit to sell securities to the public in the State of Nevada pursuant to Nevada Revised Statues Chapter 90.490. This offering (hereinafter referred to as the "Offering") was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933 (the "Act"), as amended, pursuant to regulation D, Rule 504, of the Act. The Company sold five hundred twenty-seven thousand five hundred (527,500) shares of it $0.001 par value common stock of the Company during the Offering to approximately 100 shareholders in the State of Nevada at $0.08 per share for total cash of $42,200 . The Offering was closed March 31, 2000.
The Company filed an original Form D with the Securities and Exchange
Commission.

On September 27, 2000, the Company issued 200,000 shares of its $.001 par value common stock for consulting services valued at $200. There have been no other issuances of common or preferred stock. These are the Company's only significant capitalization events to date.

As of September 30, the Company has 2,127,500 shares of common stock issued and outstanding held by 106 shareholders of record.

Item 4.  Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

THE ARTICLES TEN AND ELEVEN OF THE ARTICLES OF INCORPORATION AND ARTICLE FOUR OF THE BY-LAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND OFFICERS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURTIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

 a)  Stock Watch Man, Inc.
     Report of G. Brad Beckstead, CPA

 b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

 c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time.

 d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time.

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable


                              TABLE OF CONTENTS



                                                                   PAGE
Independent Auditor's Report                                       F-1

Balance Sheet                                                      F-2

Income Statement                                                   F-3

Statement of Stockholders' Equity                                  F-4

Statement of Cash Flows                                            F-5

Footnotes                                                          F-6-7


G. BRAD BECKSTEAD
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)


                            INDEPENDENT AUDITOR'S REPORT


Board of Directors                                     October 12, 2000
Stock Watch Man, Inc.
Las Vegas, NV

I have audited the Balance Sheet of Stock Watch Man, Inc.(the "Company")
(A Development Stage Company), as of September 30, 2000 and December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period February 27, 1997 (Date of Inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Watch Man, Inc., (A Development Stage Company), September 30, 2000 and December 31 1999, and its results of operations and cash flows for the period February 27, 1997 (Date of Inception) to September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

October 12, 2000

/s/ G. Brad Beckstead
---------------------------
G. BRAD BECKSTEAD, CPA

                             Stock Watch Man, Inc.
                        (A Development Stage Company)

                                Balance Sheet


BALANCE SHEET

                                                September 30    December 31
ASSETS                                              2000            2000
                                                ------------    ------------
Cash                                              $  13,196      $     670
                                                  --------       ---------
   Total Current Assets                           $  13,196            670

Fixed assets, net                                       295              -

Organization costs, net                                  -              98
Security deposit                                      2,250              -
                                                   --------        -------
                                                  $  15,741            768
                                                  =========       ========

Liabilities and Stockholders' Equity

Stockholders' Equity
Preferred stock, $0.001 par value,
  10,000,000 shares authorized, zero
  shares issued and outstanding                          -               -
Common stock, $0.001 par value,
  15,000,000 share authorized;
  2,217,500 and 1,400,000 shares
  issued and outstanding as of 9/30/00
  and 12/31/99, respectively                          2,128          1,400
Additional paid-in capital                           42,772          1,600
Deficit accumulated during
  Development stage                                 (29,159)        (2,232)
                                                   --------         -------
  Total Stockholders' Equity                         15,741            768
                                                   --------         -------
  Total Liabilities and Stockholders' Equity       $ 15,741            768
                                                   ========         =======


 The accompanying notes are an integral part of these financial statements.

                              Stock Watch Man, Inc.
                        (A Development Stage Company)

                            Statement of Operations



INCOME STATEMENT

                                 Period ended              February 27, 1997
                          ---------------------------     (Inception) to
                          September 30    December 31,     September 30,
                             2000            1999          2000
                          ------------    ------------     ------------------

Revenue                   $        -       $        -      $          -

Expenses:

General and
  administrative
  expenses                     26,922             1,330            2,160
Depreciation and
  amortization                      5                36               72
                           ----------      ------------     ------------
Total expenses                 26,927             1,336            2,232
                           ----------      ------------     ------------
Net loss                   $  (26,927)     $     (1,336)    $     (2,232)
                           ===========     =============    =============

Weighted average number
of common shares
outstanding                 2,127,500          1,400,000       2,127,500
                           ==========      =============     ============

Net loss per share         $        -      $           -      $         -
                           ==========      =============     ============


 The accompanying notes are an integral part of these financial statements.


                                    F-3



                              Stock Watch Man, Inc.
                       (A Development Stage Company)

               Statement of Changes in Stockholders' Equity




STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                    Deficit
                                                    Accumulated
                        Common Stock     Additional During        Total
                        ------------       Paid-in  Development Stockholders'
                         Shares    Amount  Capital  Stage         Equity
                        ---------  ------- --------- ------------  -------
March 1, 1997
Issued for services
and organizational
costs                  1,000,000  $1,000   $      -   $        -   $ 1,000

Net Loss
February 27, 1997
(inception to)
December 31, 1997                                           (830)     (830)
                      -----------------------------------------------------

Balance as of
December 31, 1997      1,000,000    1,000           -       (830)      170

Net loss                                                     (36)      (36)
                      -----------------------------------------------------
Balance as of
December 31, 1998      1,000,000    1,000            -      (866)      134

August 2, 1999
Issued for cash          400,000      400         1,600             (2,000)

Net loss
December 31, 1999                                         (1,366)   (1,366)
                   --------------------------------------------------------
Balance as of
December 31, 1999      1,400,000    1,400        1,600    (2,232)      768

March 31, 2000
Issued for cash
pursuant to 504
offering                 527,500      528         41,172       -    41,700

September 27, 2000
Issued for services      200,000      200              -               200

Net loss
September 30, 2000                                        (26,927) (26,927)
                    -------------------------------------------------------
Balance as of
September 30, 2000      2,127,500  $2,128        $42,772 $(29,159)  $15,741
                  =========================================================

 The accompanying notes are an integral part of these financial statements.


                                   F-4



                              Stock Watch Man, Inc.
                       (A Development Stage Company)

                          Statement of Cash Flows



STATEMENT OF CASH FLOWS

                                 Period ended              February 27, 1997
                          ---------------------------     (Inception) to
                          September 30    December 31,     September 30,
                             2000            1999          2000
                          ------------    ------------     ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                  $  (26,927)     $      (1,366)  $          (2,232)
Adjustment to reconcile
net income to net cash
used by operating
activities:

   Depreciation and
   amortization                   5                     36                72
   (Increase) decrease in:
   Organizational
   costs, net                    98                       -                -
   Security deposit          (2,250)                                  (2,250)
                         ----------------------------------------------------
Net cash used by
   operating activities     (29,074)                 (1,330)          (4,410)
                       ------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixes assets       (300)                      -             (300)
                      -------------------------------------------------------
Net cashed used by
    investing activities       (300)                      -             (300)
                      -------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock       728                     400            2,128
Additional paid-in capital   41,172                   1,600           42,700
                         ---------------------------------------------------
Net cash provided by
financing activities         41,900                   2,000           44,828
                         ---------------------------------------------------
Net increase in cash         12,526                     670           13,196
Cash - beginning                670                       -                -
                         ---------------------------------------------------
Cash - ending              $ 13,196               $     670        $  13,196
                         ===================================================


Supplemental disclosures:
  Interest paid            $           -          $     -          $       -
                           =================================================
  Income taxes paid        $           -          $     -          $       -
                           =================================================
Non-cash financing activities:
  Stock issued for services
  provided to the company   $         200         $      -         $  1,200
  Number of shares issued         200,000                -        1,200,000



 The accompanying notes are an integral part of these financial statements.



                            Stock Watch Man, Inc.
                       (A Development Stage Company)
                                 Footnotes

Note 1 - History and organization of the company

The Company was organized February 27, 1997 (Date of Inception) under the laws of the State of Nevada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 15,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock.

Note 2 - Summary of significant accounting policies

Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

3. The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000.

4. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of September 30, 2000.

5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

7.  The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended September 30, 2000, due to the net loss and no state income tax in Nevada.

                               Stock Watch Man, Inc.
                           (A Development Stage Company)
                                  Footnotes


Note 4 - Stockholders' Equity

The Company is authorized to issue 15,000,000 shares of its $0.001 par value common stock and 10,000,000 shares of its $0.001 par value preferred stock.

On March 1, 1997, the Company issued 1,000,000 shares of its $.001 par value common stock for services and organizational costs of $1,000. Of the total, $1,000 is considered common stock and there is no additional paid-in capital.

On August 2, 1999, the Company issued 400,000 shares of its $.001 par value common stock at $.005 per share for total cash of $2,000. Of the total, $400 is considered common stock and $1,600 is considered additional paid-in capital.

On March 31, 2000, the Company completed its Rule 504 offering and issued 527,500 shares of its $.001 par value common stock at $.08 per share for total cash of $42,200. Of the total, $528 is considered common stock, and $41,172 is considered additional paid-in capital.

On September 27, 2000, the Company issued 200,000 shares of its $.001 par value common stock for consulting services valued at $200. Of the total, $200 is considered common stock and there is no additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.
                                      F-7

                                  Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

The following documents are included or incorporated by reference as exhibits to this report:

EXHIBIT
  NO.                        DOCUMENT DESCRIPTION
-------  ----------------------------------------------------------------------

(3)   Articles of Incorporation & By-Laws

     (a) Articles of Incorporation of the Company Filed February 27, 1997 (1)

     (b) By-Laws of the Company adopted March 1, 1997 (1)

(4)  Instruments Defining the Rights of Security Holders

     Those included in exhibit 3, and sample of Stock Certificate (1)

(23) Consent of Experts and Counsel

     Exhibit 23, G. Brad Beckstead, CPA (1)

(27) Financial Data Schedule

     Financial Data Schedule (1)

(99) Additional Exhibits

     Notice of Effectiveness issued by Nevada Secretary of State. (1)


----------
(1) Previously filed as an exhibit to our registration statement on Form 10-SB (the "Registration Statement"), which was filed on November 16, 2000, and incorporated herein by reference.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Stock Watch Man, Inc.
                                 -------------------
                                    (Registrant)

Date:  February 26, 2001


By:  /s/ Steven Yeich
     ------------------------------------
     Steven Yeich, Chairman of the Board,
     President, Chief Executive Officer
     and Chief Financial Officer


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Stock Watch Man, Inc.
                                 -------------------
                                    (Registrant)
Date:  February 26, 2001


By:  /s/ Tracy Yeich
     ------------------------------------------
     Tracy Yeich, Director, Corporate Secretary